Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Home Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 000-51904

Dear Mr. Pande:

The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the staff’s comments contained in your letter to Mr. Randy Mayor dated June 28, 2013. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.

December 31, 2012 Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.

On page 66, you disclose that all loans acquired in the 2010 FDIC-assisted acquisitions and the 2012 acquisitions of Heritage and Premier were deemed to be impaired loans. However, on page 104, you disclose that the acquisition of Heritage did not include any non-performing loans and that you acquired $135.8 million of performing loans. Please revise future filings to clarify your disclosure

Mr. Amit Pande

United States Securities and Exchange Commission

July 5, 2013

and/or explain how you determined that all acquired loans were deemed to be impaired. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: During an FDIC acquisition, there is limited time for due diligence and almost immediate ownership upon being awarded the winning bid for the failed bank. As a result, it becomes more difficult to know which loans will ultimately experience a loss. While it is true we did not receive any reported non-performing loans from the FDIC in the Heritage transaction, we believe it is prudent to account for the failed bank loans under ASC 310-30 because of the nature of the institution where the loans were originated.

In the Heritage acquisition, Centennial Bank opted not to enter into a loss-sharing agreement with the FDIC and it could exclude the non-performing loans and other real estate from the assets of Heritage it purchased from the FDIC. However, because this was a failed bank purchased from the FDIC, Centennial Bank determined both of the following conditions were present in the Heritage loans acquired:

•	The acquired loans had experienced credit deterioration since origination and

•	It was probable that Centennial Bank will be unable to collect all contractual loan amounts

Because the loans acquired in the Heritage transaction were performing loans at the date of acquisition and both of the conditions noted above were present, the Company followed ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality for the post-acquisition accounting for the acquired loans receivable.

With respect to subsequent FDIC transactions, we will expand our disclosure in future filings to address why FDIC acquired loans are accounted for under ASC 310-30 based on the particular facts and circumstances.

Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans, page 72

2.	We note your response to comment 6 in your letter dated June 11, 2013, and especially your statement that it is not your intention to make it appear that the discount for credit losses on acquired loans is available for credit losses on non-acquired loans. We do not believe aggregating the allowance for loan losses and the discount for credit losses on acquired loans and expressing the amount as a single credit metric is appropriate. Therefore, please remove this credit metric in future filings. We do not object to disclosing the information in the first two columns of the proposed Table 28.

Mr. Amit Pande

United States Securities and Exchange Commission

July 5, 2013

Response: In the past, the Company has received comments from investors that they have trouble comparing our bank with other banks with no acquisitions. Since the purchase accounting rules are so different for originated loans versus purchased loans, this credit metric is a useful tool to help investors bridge the gap between the two sets of rules. We will remove this credit metric from Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans. However, after addressing the staff’s recommended improvements in the previous correspondence, this credit metric is now clearly labeled as to its calculation, use and availability. As a result, we believe it is appropriate to disclose this credit metric in the Non-GAAP section of our future filings.

Note 2. Business Combinations – Acquisition Premier Bank, page 106

3.	We note your response to comment 7 in your letter dated June 11, 2013. Please revise future filings to disclose the contractually required payments receivable, the cash flows expected to be collected, and the fair value at the acquisition date in a tabular format for each acquisition during the periods presented. Refer to ASC 310-30-50-2a3 for additional information. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: In future filings, we will disclose the contractually required payments receivable, the cash flows expected to be collected, and the fair value at the acquisition date in a tabular format for each acquisition during the periods presented. Using Heritage and Premier as an example, the tabular format for future filings will look like the following:

The following is a summary of the loans acquired with deteriorated credit quality in the Heritage and Premier acquisitions during 2012 as of the dates of acquisition:

	Heritage	Premier
	(Dollars in thousands)
Contractually required principal and interest at acquisitions	$146,161	$206,699
Non-accretable difference (expected losses and foregone interest)	(43,199)	(29,528)

Cash flows expected to be collected at acquisition	102,962	177,171
Accretable yield	(10,351)	(39,036)

Basis in acquired loans at acquisition	$92,611	$138,135

Mr. Amit Pande

United States Securities and Exchange Commission

July 5, 2013

Note 6. Allowance for Loan Losses, Credit Quality and Other, page 114

4.	Please revise future filings to clarify your disclosure by presenting for each loan portfolio segment the balance of your allowance for loan losses and your recorded investment in financing receivables for loans acquired with deteriorated credit quality. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response: During our previous response, we agreed to expand our table for non-covered impaired loans. The reason we did not include purchased non-covered loans acquired with deteriorated credit quality is because this amount is currently zero for the Company. Presently, all of our purchased non-covered loans acquired with deteriorated credit quality are accounted for on a pool basis and all of these pools are considered to be performing. In future filings, if there are pools not considered to be performing, we will include the appropriate amount as a separate section in this table by purchased loan type.

For our newly proposed expanded table for non-covered impaired loans in financial statement Note 6, we will include the following as a footnote to the table in future filings:

Purchased non-covered loans acquired with deteriorated credit quality are accounted for on a pooled basis under ASC 310-30. All of these pools are currently considered to be performing resulting in none of the purchased non-covered loans acquired with deteriorated credit quality being classified as non-covered impaired loans as of December 31, 2012.

Additionally in future filings, we plan to change the line item description in the financial statement Note 6 (on page 115 of the December 31, 2012 Form 10-K) from “Acquired loans from Heritage and Premier” to “Purchased credit impaired loans acquired.”

Mr. Amit Pande

United States Securities and Exchange Commission

July 5, 2013

Acknowledgments

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MITCHELL, WILLIAMS, SELIG,
GATES & WOODYARD, P.L.L.C.

By	/S/ C. DOUGLAS BUFORD, JR.

C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. Mike Volley